December 23, 2015

Via Electronic Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Kathleen Collins
Rebekah Lindsey

Re:	Endurance International Group Holdings, Inc.

Form 10-Q for the Quarterly Period Ended September 30, 2015

Filed November 6, 2015

File No. 001-36131

Ladies and Gentlemen:

This letter is in response to the comment contained in the letter dated December 22, 2015 from Kathleen Collins, Accounting Branch Chief, on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Marc Montagner, Chief Financial Officer of Endurance International Group Holdings, Inc. (“we” or the “Company”), relating to the Form 10-Q referenced above. For convenience, the response is keyed to the numbering of the comment and the headings used in the Staff’s letter.

Form 10-Q for Quarterly Period Ended September 30, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures and Key Metrics

Average Revenue per Subscriber, page 32

1.	In your response to prior comment 8 you state that in future filings, you will include a more detailed qualitative description of the sources on Non-Subscriber Revenue included in the ARPS calculation. Please confirm to us that you will also quantify the amount of non-subscriber revenue related to Domain Monetization and Marketing Development Funds, to the extent this revenue has materially contributed to period-over period changes in ARPS. Please also quantify the total amount of revenue you receive from domains as well as the revenue you receive from resellers so that a reader may determine the impact of the inclusion of these amounts on the reported metric.

Securities and Exchange Commission

December 23, 2015

Response:

In addition to including a more detailed qualitative description of the sources of Non-Subscriber Revenue included in the ARPS calculation, we confirm that we will also quantify the amount of Non-Subscriber revenue related to domain monetization and marketing development funds, to the extent this revenue has materially contributed to period-over period changes in ARPS. We will also quantify the total amount of revenue we receive from domains, as well as the revenue we receive from resellers, so that a reader may determine the impact of the inclusion of these amounts on the reported metric.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at 781-852-3209 or electronically at david@endurance.com. Thank you for your assistance.

Very truly yours,

/s/ David C. Bryson
David C. Bryson
Chief Legal Officer

cc:	Marc Montagner, Endurance International Group Holdings, Inc.

Lara Mataac, Endurance International Group Holdings, Inc.